FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure: "2011 Full Year Results"

Herewith we furnish the following notification related to Syngenta AG:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Michael Edmond Isaac Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, February 8, 2012

2011 Full Year Results

Strong performance in first year of integrated strategy

•	Sales $13.3 billion, up 14 percent; up 12 percent at constant exchange rates1

•	Sustained volume growth, improved Crop Protection pricing

•	Seeds EBITDA margin 17.1 percent (2010: 12.7 percent)

•	Net income2 $1.6 billion, up 14 percent

•	Earnings per share3 $19.36, up 18 percent

•	Record free cash flow: $1.5 billion

•	Increased cash return: proposed dividend CHF 8.00

	Reported Financial Highlights
	2011 $m	2010 $m	Actual %	CER1%
Sales	13,268	11,641	+ 14	+ 12
Crop Protection	10,162	8,878	+ 14	+ 12
Seeds	3,185	2,805	+ 14	+ 12
Net Income2	1,599	1,397	+ 14

EBITDA	2,905	2,505	+ 16	+ 18
Earnings per share3	$19.36	$16.44	+ 18

1	Growth at constant exchange rates, see Appendix A.

2	Net income to shareholders of Syngenta AG (equivalent to diluted earnings per share of $17.31).

3	Excluding restructuring and impairment; EPS on a fully-diluted basis.

Mike Mack, Chief Executive Officer, said:

“At the beginning of 2011 Syngenta announced its new strategy, bringing together our Crop Protection and Seeds businesses to develop fully integrated offers on a global crop basis.  I am pleased to report that we were able to deliver strong growth in sales and earnings for the year while implementing the strategy at a pace which has surpassed our initial expectations.  The integration of our commercial teams is already yielding opportunities for increased sales.  Our confidence has been reinforced by a positive response from our customers who recognize the role integrated offers can play in managing an increasingly complex agricultural environment.

“Crop prices in 2011, although volatile, continued to be supported by ongoing growth in demand.  This growth is concentrated in emerging markets where our sales increased by 18 percent to represent just under half of the total.  In developed markets we achieved solid growth of six percent reflecting the success of new products and our strong customer relationships.  In the USA, we are leveraging our market-leading position in crop protection to increase awareness of our enhanced corn and soybean seed portfolio, which has contributed to the Seeds business substantially exceeding its margin target for the full year.  Free cash flow in 2011 reached a record level of $1.5 billion, enabling us to fund investments and again increase the amount of cash we will return to shareholders in 2012.”

Financial highlights 2011

Sales $13.3 billion

Sales increased by 12 percent at constant exchange rates (CER).  Sales volume increased by 11 percent and prices were up one percent.  Currency added a further two percent to give growth in reported sales of 14 percent.

EBITDA $2.9 billion

EBITDA increased by 18 percent (CER); the EBITDA margin was also higher at 21.9 percent (2010: 21.5 percent).  At constant exchange rates the margin was 22.8 percent, reflecting good volume growth and higher prices in both Crop Protection and Seeds.  Investments in growing the business, notably in emerging markets, continued.  Total cost savings including efficiency gains from the integrated business model were $132 million.

Currency movements

Currency movements had a negative impact of $52 million on EBITDA.  The positive impact of a weaker dollar on the top line was more than offset by the impact of a strong Swiss franc on the cost base.  This was however mitigated by hedges implemented in 2010.

Net income $1.6 billion

Net income including restructuring and impairment was up 14 percent.  Earnings per share, excluding restructuring and impairment, increased by 18 percent to $19.36.

Net financial expense and taxation

Net financial expense of $165 million was slightly higher than in 2010 and the tax rate was unchanged.

Syngenta - February 8, 2012 / Page 2 of 39

Cash flow and balance sheet

Average trade working capital as a percentage of sales was reduced to 37 percent from 39 percent in 2010.  The improvement was due to a further reduction in inventories as a percentage of sales as demand in both Crop Protection and Seeds remained strong.  Fixed capital expenditure including intangibles was $575 million (2010: $526 million).  Acquisition spend totaled $19 million.  Free cash flow reached a record level of $1.5 billion.  Cash flow return on investment at 14 percent exceeded the 12 percent target. The ratio of net debt to equity was 15 percent (2010: 20 percent).

Dividend and share repurchase

The total cash return to shareholders in 2011 was $903 million.  The dividend was raised by 17 percent, or 36 percent in US dollars, to give a total dividend payout of $705 million.  In addition, we repurchased shares to the value of $198 million.

In the light of continuing strong free cash flow generation, the Board of Directors will propose to the AGM on April 24, 2012 an increase in the dividend to CHF 8.00 per share from CHF 7.00 in 2010.  This represents an increase of 14 percent in Swiss francs and around 15 percent in US dollars at end January exchange rates.  In addition, the company’s current plan is to repurchase shares in 2012 for an amount of $200 million, giving a total cash return of around $1 billion.

Business Highlights 2011

Crop Protection

•	Sales $10.2 billion, up 12%*

•	Volume +11%, price +1%

•	EBITDA $2.5 billion (2010: $2.2 billion)

•	EBITDA margin 24.4% (2010: 24.7%)

At constant exchange rates, sales increased by more than $1 billion in 2011.  Volume momentum continued into the second half of the year, with broad-based growth in Latin America and a strong contribution from selective herbicides and seed care in North America.  Pricing for the year was positive due to a marked improvement in the second half, when all regions showed higher prices.  At constant exchange rates the EBITDA margin at 25.3 percent was 0.6 percent higher than 2010: operational leverage from volume growth and higher prices more than offset continued investments for growth.

Europe, Africa and the Middle East registered strong growth across the region and notably in the emerging markets, with sales in the CIS up by more than 50 percent and good growth in south east Europe.  Developed markets, notably France and northern Europe, also delivered a robust performance reflecting the success of new product introductions.  North America saw a significantly improved performance in the second half, with volumes up by more than 20 percent and a significant increase in price.  Herbicide sales expanded owing to our strength in the management of resistant weeds, while fungicides reflected a higher rate of adoption in corn and soybean.  Latin America maintained strong volume growth and positive pricing throughout the year, driven by strong farm economics and our broad product offering.  In Asia Pacific we remain at the forefront of the modernization of crop protection usage, with double digit growth in China, India and South East Asia.

*   At constant exchange rates.

Syngenta - February 8, 2012 / Page 3 of 39

In Selective herbicides, we continue to expand our position in the European cereals market with the launch of AXIAL® in France and Iberia.  For corn CALLISTO®, now in the market for more than ten years, showed good growth in all regions.  In Non-selective herbicides, demand for TOUCHDOWN® increased, notably in Latin America with the expansion of glyphosate-tolerant crops.  Fungicides growth demonstrated broad cross-crop potential, with expansion on corn and soybean in North America and rice and vegetables in Asia Pacific.  Growth in Insecticides was also broad-based but driven in particular by ACTARA® on corn and soybean in Brazil and DURIVO® on multiple crops in Brazil and Asia Pacific.  Seed care sales reflected rapid adoption in the emerging markets and the success of CRUISER® in France.  Sales of Professional products reflected good growth in the golf, landscape and consumer businesses.

Blockbuster products: sales of thiamethoxam exceeded $1 billion for the first time, driven by the success of CRUISER® seed treatment and ACTARA® for soil and foliar application.  Sales of azoxystrobin (AMISTAR®) were $1.3 billion.

New products:  sales of new products, launched since 2006, increased by 50 percent to reach $619 million.  Since 2006 Syngenta has launched six new products with a combined peak sales potential of over $1.5 billion.  AVICTA®, a seed care nematicide, saw a sharp increase in sales as a result of new launches on corn and soybean as well as expanded use on cotton.  Growth in the cereal herbicide AXIAL® was driven by its launch in France and Iberia.  Sales of DURIVO®, an insecticide for vegetables and rice, surpassed $150 million and continue to expand rapidly in emerging markets.  The fungicide REVUS® is forming part of our leading offers for potatoes.  SEGURIS®, the cereal fungicide first launched on barley in 2010, is now expanding into wheat.  VIBRANCE™, the first active ingredient to be developed specifically for seed care, was launched in Argentina and received a registration in France.

Seeds

•	Sales $3.2 billion, up 12%*

•	Volume +9%, price +3%

•	EBITDA $544 million (2010: $357 million)

•	EBITDA margin 17.1% (2010: 12.7%)

Volume growth was driven by Corn & Soybean and by Diverse Field Crops.  Growth has been accompanied by a further substantial improvement in profitability as portfolio enhancement, notably in corn, has led to gross margin expansion.  In addition, fixed cost leverage and synergy savings have contributed to an increase in the EBITDA margin to 17.1 percent, or 17.7 percent at constant exchange rates, significantly exceeding the 2011 target of 15 percent set in 2007, when the EBITDA margin was below five percent.

Corn & Soybean sales registered double digit growth in all regions except Asia Pacific, where sales were lower owing to over-supply in South East Asia.  In North America, where corn acres expanded, we were able to increase corn market share to around 11 percent reflecting the success of our new technology.  The return on the investments made to bring these technologies to market is now increasing through the realization of licensing revenue and through introductions in Latin America.  Total sales of corn and soybean seed in Latin America increased by 38 percent and are now benefiting from the marketing and sales leverage arising from integration of the commercial teams.

*   At constant exchange rates.

Syngenta - February 8, 2012 / Page 4 of 39

Sales of Diverse Field Crops reflect the scale of our expansion in high value sunflower.  We saw strong growth across the EAME region, and most notably in the emerging markets.  Vegetables saw some impact from the economic environment in North America and Europe but good growth continued in other regions.  Flowers were also affected by the economic environment, particularly in the fourth quarter.

New products: 2011 was the first full year of introduction in the USA for three proprietary corn traits.  AGRISURE® VIPTERA™ offers unrivalled broad lepidoptera control with an average yield advantage of 9-12 bushels per acre over competitor products.  This trait was also successfully introduced in Brazil in the second half of the year and has now received registration in Argentina.   AGRISURE® ARTESIAN™ is a native trait for water optimization delivering up to 14 bushels per acre yield improvement in moderate drought conditions.  ENOGEN® is the corn industry’s first output trait, offering ethanol manufacturers an 8-11 cent cost saving per gallon of output.

Integrated sales performance:

	2011 $m	2010 $m	Actual %	CER %
Europe, Africa & Middle East	3,961	3,402	+ 16	+ 12
North America	3,269	2,953	+ 11	+ 10
Latin America	3,305	2,762	+ 20	+ 19
Asia Pacific	1,885	1,694	+ 11	+ 7
Total	12,420	10,811	+ 15	+ 13
Lawn & Garden	847	807	+ 5	+ 1
Business Development	1	23	-	-
Total Syngenta	13,268	11,641	+ 14	+ 12

Integration update: Our business is structured into 19 territories grouped under the four geographic regions against which we report.  In 2011 we launched integrated commercial organizations in 16 territories and commercial integration will be complete in all territories by mid-2012, ahead of schedule.  Global crop teams are working alongside territory and regional management to develop and maximize an integrated offer by crop.

We realized efficiency gains from the integrated business model of $112 million in 2011.  Net annualized savings of $650 million are targeted for 2015, of which around 45 percent will come from SG&A and 55 percent from COGS.

The progress on commercial integration is accelerating the pace at which we can integrate our portfolio, with our sales teams offering customers a combination of seeds, seed care and crop protection.  At the same time our R&D organizations have been combined to enable the development of new integrated solutions, and we are building common platforms for production and supply.  To reflect the emergence of a combined business, starting with H1 2012 results we will adopt new segment reporting of sales and profitability based on our four geographic regions.  Lawn & Garden will be reported as a separate segment on a global basis.  We will continue to report sales by product line and region for Crop Protection and Seeds.  In addition, we will provide estimated combined sales for each of the eight strategic crops: Cereals, Corn, Diverse Field Crops, Rice, Soybean, Specialty crops, Sugar cane, Vegetables.

Syngenta - February 8, 2012 / Page 5 of 39

Crop pipelines: We have set sales targets for each crop with a combined total of over $22 billion post-2015.  These targets comprise growth in the existing portfolio and the launch of new products, with an increasing emphasis on integrated offers reflecting our new R&D and crop team structure.

Performance metrics

Our aim is to gain an average 0.5 percent market share annually across the combined business over the next five years.  We target a group EBITDA margin in the range of         22-24 percent by 2015 and aim to continue to deliver Cash Flow Return on Investment in excess of 12 percent.  We target a continuous increase in the dividend as the primary form of cash return to shareholders.  We will also execute share buybacks on a tactical basis.

Outlook

Mike Mack, Chief Executive Officer, said:

“As we enter the 2012 season, notwithstanding the current economic uncertainty, we look forward to sustained sales growth and further market share gains.  The rapid integration of our commercial teams, the success of our first integrated offers in the field and the strong momentum within the Syngenta organization increase our confidence that we will outperform in an expanding market.  We also expect the combined business to achieve a further advance in EBITDA margin at constant exchange rates.  Strong cash flow generation is expected to continue.”

Syngenta - February 8, 2012 / Page 6 of 39

Crop Protection

For a definition of CER, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Europe, Africa, Mid. East	3,046	2,638	+ 15	+ 11	364	434	- 16	- 15
North America	2,406	2,185	+ 10	+ 9	371	260	+ 42	+ 42
Latin America	2,955	2,509	+ 18	+ 17	1,224	1,040	+ 18	+ 18
Asia Pacific	1,755	1,546	+ 14	+ 9	393	385	+ 2	+ 2
Total	10,162	8,878	+ 14	+ 12	2,352	2,119	+ 11	+ 11

Europe, Africa and the Middle East: full year performance was strong reflecting the success of new product launches, including AXIAL® in France and Iberia, and the expansion of CRUISER® in France and the CIS.  Dry weather conditions early in the year resulted in some shift from cereal to corn acreage driving increased demand for the insecticides ACTARA® and KARATE® as well as for the herbicide CALLISTO®.  Emerging Europe sales grew in excess of 20 percent reflecting the recovery of the CIS markets and full integration of the Dow AgroSciences portfolio.  Lower fourth quarter sales, primarily in France, reflected the planned contraction of the morte saison.

North America: an improved channel inventory position combined with determined price actions contributed to a significant improvement in pricing in the second half.  In addition, strong demand for selective herbicides resulted in substantial volume growth driven by CALLISTO® for corn and FLEX® for soybean.  AMISTAR® sales for the full year were up almost 50 percent, reflecting increased fungicide applications and expanded use for crop enhancement benefits.  Sales of AVICTA® nematicide seed care almost doubled following an expansion in use on cotton and the approval for extended application on soybeans.

Latin America extended its record of double digit volume growth augmented by positive pricing.  Despite challenging weather conditions towards the end of the fourth quarter sales continued to grow, up 18 percent against a strong prior year quarter.  Continued favorable market sentiment, government support for agriculture and recognition of our leading portfolio underpinned full year growth.  Insecticide sales were driven by the continued success of DURIVO®, now approved for use on fruit, vegetables and soybean, and of ACTARA®, linked to the replacement of organophosphates.  As technification continues in Latin America we are driving increased adoption of seed care with products such as AVICTA® COMPLETE.  TOUCHDOWN® sales are also expanding as herbicide-tolerant acres increase.

Asia Pacific has seen strong volume growth across all product lines in the region reflecting the acceleration of technology adoption in emerging Asia, where sales grew by 12 percent.  Sales in China were up 11 percent reflecting the launch of DURIVO®, expanded seed care adoption rates and the success of AMISTAR®.  In South East Asia continued government support to growers, high rice prices and favorable weather conditions underpinned sales growth across the territory.

Syngenta - February 8, 2012 / Page 7 of 39

	Full Year		Growth		4th Quarter		Growth
Crop Protection by product line	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Selective herbicides	2,617	2,308	+ 13	+ 11	417	386	+ 8	+ 9
Non-selective herbicides	1,117	987	+ 13	+ 10	231	163	+ 42	+ 41
Fungicides	2,998	2,662	+ 13	+ 10	704	671	+ 5	+ 5
Insecticides	1,790	1,475	+ 21	+ 19	496	438	+ 13	+ 14
Seed care	1,018	838	+ 21	+ 18	332	267	+ 24	+ 24
Professional products	511	470	+ 9	+ 5	136	131	+ 4	+ 3
Others	111	138	- 19	- 21	36	63	- 42	- 40
Total	10,162	8,878	+ 14	+ 12	2,352	2,119	+ 11	+ 11

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

The cereal herbicide AXIAL® grew significantly in Europe with new launches in France and Iberia.  Increased European corn acreage, linked to first half weather conditions, contributed to growth in CALLISTO®.  In the USA, CALLISTO® saw strong early bulk-fill sales prompted by the favorable corn price and the need to tackle glyphosate resistant weeds.  In the CIS, the integration of the Dow AgroSciences portfolio led to accelerated volume growth.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Demand for TOUCHDOWN® intensified in Latin America reflecting the increased acreage of glyphosate tolerant crops as well as market share gain; price increases were facilitated by lower channel inventories in Latin America.  GRAMOXONE® volumes were also up, notably in North America where sales in the south benefited from concerns relating to glyphosate resistance.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides expanded in all regions including Europe, despite dry conditions early in the year which reduced demand and led to some build up of channel inventories.  To address this, we reduced fourth quarter sales in some markets, notably France, and now enter the new season with channel inventories at normalized levels.  AMISTAR® delivered record sales, up 12 percent; US sales grew by more than 50 percent reflecting increased application rates and the recognition of crop enhancement benefits.  AMISTAR® in Asia Pacific continued to grow strongly due to the success of local marketing programs and increased adoption levels in rice.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales growth was broad-based across products and geographies, with the largest contribution from Brazil where sales were up by more than 40 percent.  ACTARA® growth was primarily driven by use on corn and soybean in Brazil as well as by the replacement of older chemistry.  DURIVO® saw sales increase by 85 percent largely driven by Brazil and Asia Pacific.  DURIVO® continues to expand its crop focus to include fruit and vegetables, rice, corn and soybean.

Syngenta - February 8, 2012 / Page 8 of 39

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®, VIBRANCETM

Seed care sales exceeded $1 billion in 2011 demonstrating the continued acceleration in adoption rates, notably in the emerging markets.  CRUISER® growth of more than 50 percent in Europe reflected expanded registrations in major markets as well as increased adoption in oilseeds.  Growth of AVICTA® nematicide was largely driven by new launches in the USA and Brazil.  US growth was fueled by a launch on soybean as well as increased use on cotton.  In Brazil the launch on both corn and soybean resulted in sales more than tripling.

Professional products: major brands FAFARD®, HERITAGE®, ICON®

Overall professional product sales grew five percent driven primarily by the golf and landscape business and helped by the launch of a new early-order program and new product introductions in North America.  Growth in pest management was a result of increased pest pressure in Asia Pacific and Latin America.

Seeds

For a definition of CER, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Europe, Africa, Mid. East	1,235	1,047	+ 18	+ 14	105	127	- 18	- 17
North America	1,291	1,203	+ 7	+ 7	295	276	+ 7	+ 7
Latin America	410	306	+ 34	+ 34	118	111	+ 6	+ 7
Asia Pacific	249	249	-	- 1	75	86	- 12	- 9
Total	3,185	2,805	+ 14	+ 12	593	600	- 1	-

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

The largest contribution to growth came from North America, where enhanced corn germplasm performance and new stacked trait offers drove share gain.  Latin America sales were up 38 percent in a rapidly expanding market; this performance reflected the advances in our portfolio, including AGRISURE® VIPTERA™, and the benefit of an integrated sales force.  Increased corn acreage underpinned growth in Europe.  In Asia Pacific a strong performance in South Asia was offset by over-supply in South East Asia.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crop sales increased significantly with growth largely fueled by emerging markets.  Syngenta is the market leader in the high value sunflower segment enabling significant growth and market share gain in the key markets of Russia, Ukraine and Argentina as they shift towards high value genetics.  Sugar beet sales continued to grow reflecting the successful integration of the Maribo acquisition.  Oilseed rape sales were impacted by lower acreage as a result of adverse weather conditions in Europe.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera®

Vegetables sales grew by 10 percent in emerging markets driven primarily by demand for peppers and tomatoes.  Performance in Europe, helped in the first half by favorable weather conditions, deteriorated in the second half largely due to the economic situation.  The US market remained subdued throughout the year with adverse weather conditions and high opening inventories in the processed sector.

Syngenta - February 8, 2012 / Page 9 of 39

Flowers: major brands GoldFisch®, Goldsmith Seeds, Yoder®

The continued challenging economic environment impacted flowers sales, most notably in the second half.  Asia showed moderate growth driven by Japan.

	Full Year		Growth		4th Quarter		Growth
Seeds by product line	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Corn & Soybean	1,470	1,281	+ 15	+ 14	334	321	+ 4	+ 5
Diverse Field Crops	676	524	+ 29	+ 26	77	70	+ 10	+ 10
Vegetables	703	663	+ 6	+ 4	131	147	- 11	- 9
Flowers	336	337	-	- 3	51	62	- 18	- 18
Total	3,185	2,805	+ 14	+ 12	593	600	- 1	-

Announcements and Meetings

2011 Annual report publication	March 14, 2012
First quarter trading statement 2012	April 18, 2012
AGM	April 24, 2012
Crop update	May 11, 2012
First half results 2012	July 26, 2012
Crop update	September 24-26, 2012
Third quarter trading statement	October 23, 2012

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta - February 8, 2012 / Page 10 of 39

Syngenta Group

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto, which do not themselves contain all of the information that IFRS would require for a complete set of financial statements, are based on and are consistent with Syngenta’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the year ended December 31, (US$ million, except share and per share amounts)	2011	2010
Sales	13,268	11,641
Cost of goods sold	(6,737)	(5,866)
Gross profit	6,531	5,775
Marketing and distribution	(2,145)	(1,892)
Research and development	(1,127)	(1,032)
General and administrative	(977)	(899)
Restructuring and impairment excluding divestment gains	(307)	(178)
Divestment gains	76	19
Restructuring and impairment	(231)	(159)
Operating income	2,051	1,793
Income from associates and joint ventures	15	25
Financial expense, net	(165)	(141)
Income before taxes	1,901	1,677
Income tax expense	(301)	(275)
Net income	1,600	1,402
Attributable to:
Syngenta AG shareholders	1,599	1,397
Non-controlling interests	1	5
Net income	1,600	1,402
Earnings per share (US$):
Basic	17.40	15.07
Diluted	17.31	14.99
Weighted average number of shares:
Basic	91,892,275	92,687,903
Diluted	92,383,611	93,225,303

All activities were in respect of continuing operations.

Syngenta - February 8, 2012 / Page 11 of 39

Condensed Consolidated Statement of Comprehensive Income

For the year ended December 31, (US$ million)	2011	2010
Net income	1,600	1,402
Components of other comprehensive income (OCI):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses)	(252)	50
Income tax relating to items that will not be reclassified to profit or loss	71	(17)
	(181)	33
Items that may be reclassified subsequently to profit or loss:
Unrealized gains on available-for-sale financial assets	3	4
Gains/(losses) on derivatives designated as cash flow and net investment hedges	(150)	120
Currency translation effects	(186)	146
Income tax relating to items that may be reclassified subsequently to profit or loss	(14)	(20)
	(347)	250
Total comprehensive income	1,072	1,685
Attributable to:
Syngenta AG shareholders	1,072	1,679
Non-controlling interests	-	6
Total comprehensive income	1,072	1,685

All activities were in respect of continuing operations.

Syngenta - February 8, 2012 / Page 12 of 39

Condensed Consolidated Balance Sheet

At December 31, (US$ million)	2011	2010
Assets
Current assets:
Cash and cash equivalents	1,666	1,967
Trade receivables	2,736	2,554
Other accounts receivable	690	626
Inventories	4,190	3,844
Derivative and other financial assets	269	502
Other current assets	199	223
Total current assets	9,750	9,716
Non-current assets:
Property, plant and equipment	3,025	2,964
Intangible assets	2,869	3,087
Deferred tax assets	930	824
Derivative financial assets	118	176
Other non-current financial assets	549	518
Total non-current assets	7,491	7,569
Total assets	17,241	17,285
Liabilities and equity
Current liabilities:
Trade accounts payable	(2,881)	(2,590)
Current financial debt	(743)	(992)
Income taxes payable	(547)	(406)
Derivative financial liabilities	(212)	(291)
Other current liabilities	(1,028)	(846)
Provisions	(232)	(228)
Total current liabilities	(5,643)	(5,353)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,374)	(2,786)
Deferred tax liabilities	(753)	(813)
Provisions	(968)	(884)
Total non-current liabilities	(4,095)	(4,483)
Total liabilities	(9,738)	(9,836)
Equity:
Shareholders’ equity	(7,494)	(7,439)
Non-controlling interests	(9)	(10)
Total equity	(7,503)	(7,449)
Total liabilities and equity	(17,241)	(17,285)

Syngenta - February 8, 2012 / Page 13 of 39

Condensed Consolidated Cash Flow Statement

For the year ended December 31, (US$ million)	2011	2010
Income before taxes	1,901	1,677
Reversal of non-cash items	801	805
Cash (paid)/received in respect of:
Interest and other financial receipts	312	144
Interest and other financial payments	(426)	(308)
Income taxes	(282)	(268)
Restructuring costs	(71)	(38)
Contributions to pension plans, excluding restructuring costs	(198)	(335)
Other provisions	(116)	(95)
Cash flow before change in net working capital	1,921	1,582
Change in net working capital:
Change in inventories	(478)	108
Change in trade and other accounts receivable and other net current assets	(120)	(129)
Change in trade and other accounts payable	548	146
Cash flow from operating activities	1,871	1,707
Additions to property, plant and equipment	(479)	(396)
Proceeds from disposals of property, plant and equipment	20	13
Purchases of intangible assets	(62)	(118)
Purchases of investments in associates and other financial assets	(34)	(12)
Proceeds from disposals of financial assets	22	42
Cash flow from (purchases)/disposals of marketable securities, net	11	31
Acquisitions and divestments, net	50	(10)
Cash flow used for investing activities	(472)	(450)
Increases in third party interest-bearing debt	305	139
Repayments of third party interest-bearing debt	(906)	(165)
(Purchases)/sales of treasury shares and options over own shares, net	(377)	(246)
Acquisitions of non-controlling interests	-	(48)
Distributions paid to shareholders	(706)	(524)
Cash flow used for financing activities	(1,684)	(844)
Net effect of currency translation on cash and cash equivalents	(16)	2
Net change in cash and cash equivalents	(301)	415
Cash and cash equivalents at the beginning of the year	1,967	1,552
Cash and cash equivalents at the end of the year	1,666	1,967

Syngenta - February 8, 2012 / Page 14 of 39

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 2010	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net income						1,397	1,397	5	1,402
OCI				77	172	33	282	1	283
Total comprehensive income	-	-	-	77	172	1,430	1,679	6	1,685
Share based compensation			23			81	104		104
Dividends paid						(523)	(523)	(1)	(524)
Share repurchases			(295)				(295)		(295)
Other and income taxes on share based compensation						1	1	(9)	(8)
December 31, 2010	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net income						1,599	1,599	1	1,600
OCI				(113)	(233)	(181)	(527)	(1)	(528)
Total comprehensive income	-	-	-	(113)	(233)	1,418	1,072	-	1,072
Share-based compensation			34			65	99		99
Dividends paid						(705)	(705)	(1)	(706)
Share repurchases			(422)				(422)		(422)
Cancellation of treasury shares		(31)	195			(164)	-		-
Other and income taxes on share based compensation						11	11		11
December 31, 2011	6	3,460	(682)	(149)	425	4,434	7,494	9	7,503

A dividend of CHF 7.00 (US$7.64) (2010: CHF 6.00 (US$5.61)) per share was paid to Syngenta AG shareholders during 2011.  The 2011 payment was made out of reserves arising from capital contributions.

Syngenta - February 8, 2012 / Page 15 of 39

Syngenta Group

Notes to Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the years ended December 31, 2011 and 2010 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  The condensed consolidated financial statements are based on and are consistent with Syngenta’s consolidated financial statements.  Syngenta’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and, except as described in Note 2 below, with the accounting policies set out in the Syngenta Financial Report 2010.  The condensed consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2012.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Adoption of new IFRSs and changes in accounting policies

Adoption of new IFRSs

Syngenta has adopted the following new or revised IFRSs in these condensed consolidated financial statements, with the following effect:

•
“Presentation of items of OCI: amendments to IAS 1”, issued June 2011, has been adopted early, altering the presentation of items in the condensed consolidated statement of comprehensive income. Items which will or might potentially be reclassified from OCI into profit or loss have been separated from those for which reclassification is not permitted.

The following IFRSs adopted in 2011 had no impact on Syngenta’s condensed consolidated financial statement:

•	“Improvements to IFRSs”, issued in April 2010.

•	“Classification of rights Issues”, Amendment to IAS 32, issued October 2009.

•	IAS 24, “Related party disclosures”, revised November 2009.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, issued November 2009.

Syngenta - February 8, 2012 / Page 16 of 39

The following new or revised IFRSs relevant to the Syngenta Group, which Syngenta has not yet adopted, and their effective dates, are:

•	IFRS 9, “Financial Instruments”, effective from January 1, 2015.

•	“Disclosures – Transfers of Financial Assets”, Amendments to IFRS 7, effective for Syngenta’s consolidated financial statements for years ended December 31, 2012 onwards.

•	IFRS 10, “Consolidated Financial Statements”, effective January 1, 2013.

•	IFRS 11, “Joint Arrangements”, effective January 1, 2013.

•	IFRS 12, “Disclosures of Interests in Other Entities”, effective January 1, 2013.

•	IFRS 13, “Fair Value Measurement”, effective January 1, 2013.

•	IAS 19, “Employee Benefits” (revised), effective January 1, 2013.

•	“Offsetting Financial Assets and Financial Liabilities”, Amendments to IAS 32, effective January 1, 2014.

•	“Disclosures - Offsetting Financial Assets and Financial Liabilities”, Amendments to IFRS 7, effective January 1, 2013.

Note 3: Business combinations, divestments and other significant transactions

2011

On March 9, 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100% of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business.  As a result of the acquisition accounting, an immaterial bargain purchase gain has been recognized within Restructuring and impairment in the condensed consolidated income statement.

The assets and liabilities recognized for this 2011 business combination were as follows:
(US$ million)	Fair values
Cash and cash equivalents	2
Trade receivables and other assets	55
Intangible assets	19
Trade payables and other liabilities	(44)
Net assets acquired	32
Purchase price	32
Bargain purchase gain	-

Acquisition date fair value of consideration comprised US$32 million of cash, US$12 million of which is deferred.

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Syngenta - February 8, 2012 / Page 17 of 39

On April 13, 2011, Syngenta divested its Materials Protection business to Lanxess AG.  The gain on this divestment is shown in Divestment gains in the condensed consolidated income statement.

2010

On March 31, 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets.  The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

On September 30, 2010, Syngenta acquired 100% of the shares of Maribo Seed International ApS and its five European subsidiaries for a cash payment, plus contingent payments if certain sales targets are achieved.  Syngenta finalized the acquisition accounting during 2011, resulting in an immaterial bargain purchase gain mainly due to the Maribo consideration being determined based on the economic value of the business at a different date from the date control transferred to Syngenta.  The primary reason for the acquisition was to consolidate Syngenta’s position in the European sugar beet market.

On November 8, 2010, Syngenta acquired from Pioneer Hi-Bred International Inc., (“Pioneer”), a subsidiary of E.I Du Pont de Nemours and Co. (“DuPont”), the 50% equity interest in Greenleaf Genetics LLC (“Greenleaf”), which Syngenta did not already own.  This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer.  Syngenta’s existing 50% equity interest in Greenleaf has been valued at US$55 million at November 8, 2010, resulting in a US$34 million net gain from remeasurement to fair value.  Syngenta finalized the acquisition accounting during 2011, resulting in an immaterial bargain purchase gain.  The most important factor contributing to the bargain purchase gain is the tax treatment of the transaction under US tax legislation, which significantly reduces the amount of deferred tax liabilities recognized.  The primary reason for the business combination was to allow Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

The aggregate amounts of the gains on revaluing Syngenta’s former 50% interest in Greenleaf, re-acquiring the Greenleaf license rights and the bargain purchase gains on both the above acquisitions have been presented within Restructuring and impairment in the consolidated income statement.

Syngenta - February 8, 2012 / Page 18 of 39

The assets and liabilities recognized for these 2010 business combinations were as follows:
(US$ million)	Fair values
Cash and cash equivalents	51
Trade receivables and other current assets	41
Inventories	34
Property, plant and equipment	11
Intangible assets	79
Trade payables and other current liabilities	(43)
Deferred tax liabilities	(24)
Net assets acquired	149
Fair value of consideration	84
Fair value of interest already held by Syngenta	55
Bargain purchase gains	(10)

Fair value of consideration comprises US$68 million cash paid, US$11 million other assets and US$5 million acquisition date fair value of contingent future cash payments.

The gross contractual amounts receivable were not significantly different from the fair value of the acquired receivables.

On June 14 and December 17, 2010 respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA.  The total cash paid was US$48 million, presented within Cash flow used for financing activities, which was substantially equal to the total of the equity attributable to the non-controlling interests and the liability recognized for the options granted over those interests as part of the various acquisition agreements in 2004.

Syngenta - February 8, 2012 / Page 19 of 39

Note 4: Segmental information

During 2011 and in prior years, Syngenta was organized on a worldwide basis into three reportable segments: Crop Protection, Seeds and Business Development. No operating segments have been aggregated to form the above reportable operating segments.

2011 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	10,082	3,185	1		13,268
Segment sales – other segments	80	-	-	(80)	-
Segment sales	10,162	3,185	1	(80)	13,268
Cost of goods sold	(5,226)	(1,578)	-	67	(6,737)
Gross profit	4,936	1,607	1	(13)	6,531
Marketing and distribution	(1,521)	(608)	(16)	-	(2,145)
Research and development	(624)	(423)	(80)	-	(1,127)
General and administrative	(733)	(225)	(19)	-	(977)
Restructuring and impairment	(152)	(78)	(1)	-	(231)
Operating income/(loss)	1,906	273	(115)	(13)	2,051
Income from associates & joint ventures					15
Financial expense, net					(165)
Income before taxes					1,901
2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	8,813	2,805	23		11,641
Segment sales – other segments	65	-	-	(65)	-
Segment sales	8,878	2,805	23	(65)	11,641
Cost of goods sold	(4,496)	(1,450)	(11)	91	(5,866)
Gross profit	4,382	1,355	12	26	5,775
Marketing and distribution	(1,321)	(559)	(12)	-	(1,892)
Research and development	(555)	(410)	(67)	-	(1,032)
General and administrative	(667)	(217)	(15)	-	(899)
Restructuring and impairment	(101)	(49)	(9)	-	(159)
Operating income/(loss)	1,738	120	(91)	26	1,793
Income from associates & joint ventures					25
Financial expense, net					(141)
Income before taxes					1,677

(1)	Intersegment elimination.

All activities were in respect of continuing operations.

Note 5: General and administrative

General and administrative includes gains of US$177 million (2010: US$30 million) on cash flow hedges reclassified from other comprehensive income in connection with the income statement recognition of the related hedged transactions.

Syngenta - February 8, 2012 / Page 20 of 39

Note 6: Restructuring and impairment before taxes
For the year ended December 31, (US$ million)	2011	2010
Operational efficiency programs:
Cash costs	98	101
Non-cash impairment costs	3	17

Integrated crop strategy programs:
Cash costs	149	14

Acquisition and related integration costs:
Cash costs	14	19
Non-cash items
Reversal of inventory step-ups	14	18
Reacquired rights	14	-
Divestment gains	(76)	(19)
Bargain purchase gains	(10)	-

Other non-cash restructuring and impairment:
Financial asset impairments	1	9
Other fixed asset impairments	38	4
Other non-cash costs	-	15
Total restructuring and impairment before taxes(1)	245	178

(1)	US$14 million (2010: US$18 million) is included within Cost of goods sold and US$nil (2010: US$1 million) is included within Income from associates and joint ventures.

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Syngenta - February 8, 2012 / Page 21 of 39

2011

Operational efficiency programs

During 2011, cash costs under the Operational Efficiency restructuring programs include US$59 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems.  Further operational efficiency cash costs consist of US$6 million of onerous contract charges in the UK, US$5 million relating to the reorganization of a Crop Protection site in Switzerland, US$4 million of restructuring costs in the European Seeds business and US$12 million for various other restructuring projects.  Impairment costs relate mainly to the closure of a Seeds site in Germany.

Integrated crop strategy programs

During 2011, cash costs for launching and initiating the implementation of the global integrated crop strategy included US$143 million for integration of commercial operations of sales and marketing teams and US$6 million for support function projects. These charges consist of US$76 million for severance and pension payments and US$73 million of other project-related costs, including those for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management.

Acquisition and related integration costs

Acquisition and related integration cash costs relate mainly to the Agrosan, Maribo Seeds and Greenleaf acquisitions. Reversal of inventory step-ups relate to the acquisitions of Agrosan, Maribo Seeds and the Pybas and Synergene lettuce companies.

As part of the Greenleaf acquisition, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf.  In accordance with IFRS, these reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the Syngenta/Greenleaf license contract, 3 years.  This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta.  The resulting acceleration of amortization results in a 2011 charge of US$14 million. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta.

Divestment gains of US$76 million include the gain on the disposal of Syngenta’s Materials Protection business to Lanxess AG, gains on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition, and the gain arising on revaluing Syngenta’s 50% equity interest in Greenleaf to fair value at the date it acquired the remaining 50% interest from Pioneer.  Bargain purchase gains are recognized on completion of the acquisition accounting for the Maribo Seeds and Greenleaf acquisitions.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs consist of the impairment of an available-for-sale financial asset and a write-down in the Professional Products business within Crop Protection.

Syngenta - February 8, 2012 / Page 22 of 39

2010

Operational efficiency programs

During 2010, cash costs under the Operational Efficiency restructuring projects included US$54 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems.  Further operational efficiency charges included US$14 million largely to recognize synergies across the Flowers sites in the Seeds business, US$10 million for reorganizations in the Crop Protection businesses in Western Europe, US$8 million for restructuring at production and distribution sites in France and the US and US$3 million of other costs. Impairment costs included US$10 million for the impairment of a Crop Protection supply agreement, US$4 million of impairment of a site in the UK and other impairments totaling US$3 million.

Integrated crop strategy programs

Restructuring costs of US$14 million were incurred largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds.

Acquisition and related integration costs

Acquisition and related integration cash costs of US$19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder and Pybas and Synergene.  Reversal of inventory step-ups related to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies.  Divestment gains of US$19 million were recognized on derecognition of the investment in the Greenleaf joint venture; Syngenta acquired the remaining 50% equity interest in Greenleaf during 2010.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs included US$9 million of impairments of available-for-sale financial assets, US$4 million of impairment in the Professional Products business within Crop Protection, US$12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment and US$3 million of other costs.

Syngenta - February 8, 2012 / Page 23 of 39

Note 7: Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2011 and 2010:

For the year ended December 31, (US$ million)	2011	2010
Depreciation, amortization and impairment of:
Property, plant and equipment	349	278
Intangible assets	300	250
Financial assets	1	21
Deferred revenue and gains	(41)	(36)
Gain on disposal of non-current assets	(78)	(20)
Charges in respect of equity-settled share based compensation	54	66
Charges in respect of provisions	253	153
Financial expense, net	165	141
Gains on hedges reported in operating income	(187)	(23)
Share of net income from associates	(15)	(25)
Total	801	805

Note 8: Principal currency translation rates

As Syngenta is an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK, the USA and India, movements in currencies impact business performance.  The principal currencies and exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

		Average		Period ended December 31
Per US$		2011	2010	2011	2010
Brazilian real	BRL	1.66	1.77	1.87	1.66
Swiss franc	CHF	0.88	1.05	0.94	0.94
Euro	EUR	0.71	0.75	0.77	0.75
British pound sterling	GBP	0.62	0.65	0.65	0.65

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Syngenta - February 8, 2012 / Page 24 of 39

Note 9: Issuances, repurchases and repayments of debt and equity securities

2011

During 2011, Syngenta repurchased 1,351,123 of its own shares at a cost of US$422 million, of which 714,373 shares will be used to meet the future requirements of share based payment plans and 636,750 shares relate to the share repurchase program announced in February 2011.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

During 2011, a Eurobond with principal of EUR 500 million was fully repaid at maturity.

2010

During 2010, Syngenta repurchased 1,266,950 of its own shares at a cost of US$295 million, of which 430,000 shares will be used to meet the future requirements of share based payment plans and 836,950 shares relate to the share repurchase program announced in February 2010.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

Note 10: Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

Syngenta - February 8, 2012 / Page 25 of 39

Supplementary Financial Information

Financial Summary
	Excluding Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the year ended December 31, (US$ million, except per share amounts)	2011	2010	2011	2010	2011	2010
Sales	13,268	11,641	-	-	13,268	11,641
Gross profit	6,545	5,793	(14)	(18)	6,531	5,775
Marketing and distribution	(2,145)	(1,892)	-	-	(2,145)	(1,892)
Research and development	(1,127)	(1,032)	-	-	(1,127)	(1,032)
General and administrative	(977)	(899)	-	-	(977)	(899)
Restructuring and impairment	-	-	(231)	(159)	(231)	(159)
Operating income	2,296	1,970	(245)	(177)	2,051	1,793
Income before taxes	2,146	1,855	(245)	(178)	1,901	1,677
Income tax expense	(356)	(317)	55	42	(301)	(275)
Net income	1,790	1,538	(190)	(136)	1,600	1,402
Attributable to minority interests	(1)	(5)	-	-	(1)	(5)
Attributable to Syngenta AG shareholders:	1,789	1,533	(190)	(136)	1,599	1,397
Earnings/(loss) per share(US$)(2)
- basic	19.47	16.54	(2.07)	(1.47)	17.40	15.07
- diluted	19.36	16.44	(2.05)	(1.45)	17.31	14.99

	2011	2010	2011 CER(3)
Gross profit margin excluding restructuring and impairment	49.3%	49.8%	50.4%
EBITDA(4)	2,905	2,505
EBITDA margin	21.9%	21.5%	22.8%
Tax rate on results excluding restructuring and impairment	16.6%	17.1%
Free cash flow(5)	1,537	1,129
Trade working capital to sales(6)	30%	33%
Debt/Equity gearing(7)	15%	20%
Net debt(7)	1,135	1,473
Cash flow return on investment(8)	14%	13%

(1)
For further analysis of restructuring and impairment charges, see Note 6 on page 21. Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows:  For 2011 basic EPS 91,892,275 and diluted 92,383,611; for 2010 basic EPS 92,687,903 and diluted 93,225,303.

(3)	For a description of CER see Appendix A on page 32.

(4)	EBITDA is defined in Appendix B on page 32.

(5)	For a description of free cash flow, see Appendix E on page 35.

(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 35.

(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 36.

(8)	For a description of the cash flow return on investment calculation, see Appendix H on page 37.

Syngenta - February 8, 2012 / Page 26 of 39

Full Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the year ended December 31,
(US$ million)	2011	2010	CER %
Third party sales	13,268	11,641	+12
Gross profit	6,545	5,793	+13
Marketing and distribution	(2,145)	(1,892)	-10
Research and development	(1,127)	(1,032)	-4
General and administrative	(977)	(899)	-13
Operating income	2,296	1,970	+21
EBITDA(1)	2,905	2,505	+18
EBITDA (%)	21.9	21.5

Crop Protection (US$ million)
Total sales	10,162	8,878	+12
Inter-segment elimination	(80)	(65)	n/a
Third party sales	10,082	8,813	+12
Gross profit	4,936	4,382	+13
Marketing and distribution	(1,521)	(1,321)	-11
Research and development	(624)	(555)	-5
General and administrative	(733)	(667)	-17
Operating income	2,058	1,839	+15
EBITDA(1)	2,476	2,194	+15
EBITDA (%)	24.4	24.7

Seeds (US$ million)
Third party sales	3,185	2,805	+12
Gross profit	1,621	1,373	+17
Marketing and distribution	(608)	(559)	-6
Research and development	(423)	(410)	0
General and administrative	(225)	(217)	+1
Operating income	365	187	+107
EBITDA(1)	544	357	+56
EBITDA (%)	17.1	12.7

Business Development (US$ million)
Third party sales	1	23	-95
Gross profit	1	12	-96
Marketing and distribution	(16)	(12)	-23
Research and development	(80)	(67)	-18
General and administrative	(19)	(15)	-7
Operating (loss)	(114)	(82)	-34
EBITDA(1)	(102)	(72)	-38
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 34.

Syngenta - February 8, 2012 / Page 27 of 39

Second Half Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended December 31,
(US$ million)	2011	2010	CER %
Third party sales	5,566	4,901	+12
Gross profit	2622	2,288	+15
Marketing and distribution	(1093)	(989)	-7
Research and development	(568)	(525)	-3
General and administrative	(520)	(456)	-8
Operating income	441	318	+70
EBITDA(1)	756	578	+45
EBITDA (%)	13.6	11.8

Crop Protection (US$ million)
Total sales	4,528	3,882	+15
Inter-segment elimination	(55)	(41)	n/a
Third party sales	4,473	3,841	+14
Gross profit	2,105	1,743	+22
Marketing and distribution	(794)	(702)	-9
Research and development	(315)	(280)	-4
General and administrative	(385)	(325)	-11
Operating income	611	436	+60
EBITDA(1)	834	621	+46
EBITDA (%)	18.4	16.0

Seeds (US$ million)
Third party sales	1,093	1,042	+3
Gross profit	546	546	-1
Marketing and distribution	(289)	(278)	-1
Research and development	(210)	(210)	+3
General and administrative	(125)	(123)	0
Operating income	(78)	(65)	-5
EBITDA(1)	7	5	+209
EBITDA (%)	0.7	0.5

Business Development (US$ million)
Third party sales	-	18	-97
Gross profit	1	9	-95
Marketing and distribution	(10)	(9)	-3
Research and development	(43)	(35)	-20
General and administrative	(10)	(8)	-6
Operating (loss)	(62)	(43)	-39
EBITDA(1)	(55)	(38)	-42
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 34.

Syngenta - February 8, 2012 / Page 28 of 39

Full Year Product Line and Regional Sales

Syngenta	For the year ended December 31,
(US$ million)	2011	2010	Actual %	CER %
Crop Protection	10,162	8,878	+14	+12
Seeds	3,185	2,805	+14	+12
Business Development	1	23	n/a	n/a
Inter-segment elimination	(80)	(65)	n/a	n/a
Third Party Sales	13,268	11,641	+14	+12

Crop Protection
Product line
Selective Herbicides	2,617	2,308	+13	+11
Non-selective Herbicides	1,117	987	+13	+10
Fungicides	2,998	2,662	+13	+10
Insecticides	1,790	1,475	+21	+19
Seed Care	1,018	838	+21	+18
Professional Products	511	470	+9	+5
Others	111	138	-19	-21
Total	10,162	8,878	+14	+12
Regional(1)
Europe, Africa and Middle East	3,046	2,638	+15	+11
North America	2,406	2,185	+10	+9
Latin America	2,955	2,509	+18	+17
Asia Pacific	1,755	1,546	+14	+9
Total	10,162	8,878	+14	+12

Seeds
Product line
Corn and Soybean	1,470	1,281	+15	+14
Diverse Field Crops	676	524	+29	+26
Vegetables	703	663	+6	+4
Flowers	336	337	-	-3
Total	3,185	2,805	+14	+12
Regional(1)
Europe, Africa and Middle East	1,235	1,047	+18	+14
North America	1,291	1,203	+7	+7
Latin America	410	306	+34	+34
Asia Pacific	249	249	-	-1
Total	3,185	2,805	+14	+12

(1) Mexico sales reported in Latin America (previously NAFTA).

Syngenta - February 8, 2012 / Page 29 of 39

 Second Half Year Product Line and Regional Sales

Syngenta	For the six months ended December 31,
(US$ million)	2011	2010	Actual %	CER %
Crop Protection	4,528	3,882	+17	+15
Seeds	1,093	1,042	+5	+3
Business Development	-	18	n/a	n/a
Inter-segment elimination	(55)	(41)	n/a	n/a
Third Party Sales	5,566	4,901	+14	+12

Crop Protection
Product line
Selective Herbicides	870	688	+26	+24
Non-selective Herbicides	552	439	+26	+23
Fungicides	1,269	1,174	+8	+7
Insecticides	932	775	+20	+19
Seed Care	588	469	+25	+22
Professional Products	244	228	+7	+4
Others	73	109	-32	-32
Total	4,528	3,882	+17	+15
Regional(1)
Europe, Africa and Middle East	894	853	+5	-1
North America	838	641	+31	+30
Latin America	2,000	1,676	+19	+19
Asia Pacific	796	712	+12	+8
Total	4,528	3,882	+17	+15

Seeds
Product line
Corn and Soybean	509	475	+7	+7
Diverse Field Crops	161	138	+17	+13
Vegetables	305	303	+1	-1
Flowers	118	126	-7	-11
Total	1,093	1,042	+5	+3
Regional(1)
Europe, Africa and Middle East	283	285	-1	-7
North America	380	392	-3	-3
Latin America	305	229	+34	+34
Asia Pacific	125	136	-9	-8
Total	1,093	1,042	+5	+3

(1)	Mexico sales reported in Latin America (previously NAFTA).

Syngenta - February 8, 2012 / Page 30 of 39

Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter
(US$ million)	2011	2010	Actual %	CER %
Crop Protection	2,352	2,119	+11	+11
Seeds	593	600	-1	-
Business Development	-	15	n/a	n/a
Inter-segment elimination	(42)	(32)	n/a	n/a
Third Party Sales	2,903	2,702	+7	+8

Crop Protection
Product line
Selective Herbicides	417	386	+8	+9
Non-selective Herbicides	231	163	+42	+41
Fungicides	704	671	+5	+5
Insecticides	496	438	+13	+14
Seed Care	332	267	+24	+24
Professional Products	136	131	+4	+3
Others	36	63	-42	-40
Total	2,352	2,119	+11	+11
Regional(1)
Europe, Africa and Middle East	364	434	-16	-15
North America	371	260	+42	+42
Latin America	1,224	1040	+18	+18
Asia Pacific	393	385	+2	+2
Total	2,352	2,119	+11	+11

Seeds
Product line
Corn and Soybean	334	321	+4	+5
Diverse Field Crops	77	70	+10	+10
Vegetables	131	147	-11	-9
Flowers	51	62	-18	-18
Total	593	600	-1	-
Regional(1)
Europe, Africa and Middle East	105	127	-18	-17
North America	295	276	+7	+7
Latin America	118	111	+6	+7
Asia Pacific	75	86	-12	-9
Total	593	600	-1	-

(1)	Mexico sales reported in Latin America (previously NAFTA).

Syngenta - February 8, 2012 / Page 31 of 39

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization, restructuring and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the year ended December 31, (US$ million)	2011	2010
Net income attributable to Syngenta AG shareholders	1,599	1,397
Non-controlling interests	1	5
Income tax expense	301	275
Financial expenses, net	165	141
Pre-tax restructuring and impairment	245	178
Depreciation, amortization and other impairment	594	509
EBITDA	2,905	2,505

Syngenta - February 8, 2012 / Page 32 of 39

Appendix C: Segmental results and inter-segment elimination excluding restructuring and impairment

For the year ended December 31, 2011 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	10,162	4,936	2,058	2,476
Seeds	3,185	1,621	365	544
Business Development	1	1	(114)	(102)
Total	13,348	6,558	2,309	2,918
Inter-segment elimination(1)	(80)	(13)	(13)	(13)
Total 3rd party	13,268	6,545	2,296	2,905

For the second half 2011 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	4,528	2,105	611	834
Seeds	1,093	546	(78)	7
Business Development	-	1	(62)	(55)
Total	5,621	2,652	471	786
Inter-segment elimination(1)	(55)	(30)	(30)	(30)
Total 3rd party	5,566	2,622	441	756

For the year ended December 31, 2010 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	8,878	4,382	1,839	2,194
Seeds	2,805	1,373	187	357
Business Development	23	12	(82)	(72)
Total	11,706	5,767	1,944	2,479
Inter-segment elimination(1)	(65)	26	26	26
Total 3rd party	11,641	5,793	1,970	2,505

For the second half 2010 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	3,882	1,743	436	621
Seeds	1,042	546	(65)	5
Business Development	18	9	(43)	(38)
Total	4,942	2,298	328	588
Inter-segment elimination(1)	(41)	(10)	(10)	(10)
Total 3rd party	4,901	2,288	318	578

(1) Crop Protection inter-segment sales to Seeds.

Syngenta - February 8, 2012 / Page 33 of 39

Appendix D: Reconciliation of segment EBITDA to segment operating income

For the year ended December 31, 2011 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	2,476	544	(102)	(13)	2,905
Depreciation, amortization & impairment	(406)	(177)	(11)	-	(594)
Income from associates & joint ventures	(12)	(2)	(1)	-	(15)
Operating income excl. restructuring & impairment	2,058	365	(114)	(13)	2,296
Restructuring & impairment(2)	(152)	(92)	(1)	-	(245)
Operating income	1,906	273	(115)	(13)	2,051

For the second half 2011 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	834	7	(55)	(30)	756
Depreciation, amortization & impairment	(211)	(83)	(6)	-	(300)
Income from associates & joint ventures	(12)	(2)	(1)	-	(15)
Operating income excl. restructuring & impairment	611	(78)	(62)	(30)	441
Restructuring & impairment(2)	(149)	(70)	(1)	-	(220)
Operating income	462	(148)	(63)	(30)	221
For the year ended December 31, 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	2,194	357	(72)	26	2,505
Depreciation, amortization & impairment	(348)	(151)	(10)	-	(509)
Income from associates & joint ventures	(7)	(19)	-	-	(26)
Operating income excl. restructuring & impairment	1,839	187	(82)	26	1,970
Restructuring & impairment(2)	(101)	(67)	(9)	-	(177)
Operating income	1,738	120	(91)	26	1,793

For the second half 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	621	5	(38)	(10)	578
Depreciation, amortization & impairment	(181)	(69)	(5)	-	(255)
Income from associates & joint ventures	(4)	(1)	-	-	(5)
Operating income excl. restructuring & impairment	436	(65)	(43)	(10)	318
Restructuring & impairment(2)	(59)	(22)	(2)	-	(83)
Operating income	377	(87)	(45)	(10)	235

(1)       Crop Protection inter-segment sales to Seeds.

(2)       Including reversal of inventory step-up included in Cost of goods sold.

Syngenta - February 8, 2012 / Page 34 of 39

Appendix E: Free cash flow

Free cash flow comprises cash flow from operating and investing activities:

•	excluding investments in and proceeds from marketable securities, which are included in investing activities;

•	excluding cash flows from and used for foreign exchange movements and settlement of related hedges on inter-company loans, which are included in operating activities; and

•	including cash flows from acquisitions of non-controlling interests, which are included in financing activities.

Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be identical to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year ended December 31, (US$ million)	2011	2010
Cash flow from operating activities	1,871	1,707
Cash flow used for investing activities	(472)	(450)
Cash flow from marketable securities	(11)	(31)
Cash flow used for acquisitions of non-controlling interests	-	(48)
Cash flow used for/(from) foreign exchange movements and settlement of hedges of inter-company loans	149	(49)
Free cash flow	1,537	1,129

Appendix F: Period end trade working capital

The following table provides detail of trade working capital at December 31, 2011 and 2010 expressed as a percentage of sales for the year ended at each date:

(US$ million)	2011	2010
Inventories	4,190	3,844
Trade accounts receivable	2,736	2,554
Trade accounts payable	(2,881)	(2,590)
Net trade working capital	4,045	3,808
Twelve-month sales	13,268	11,641
Trade working capital as percentage of sales (%)	30%	33%

In addition to period end trade working capital and due to the seasonal nature of the business, Syngenta also monitors average trade working capital as a percentage of sales.  This is determined by dividing the average month-end net trade working capital for the past twelve months by sales for the same twelve-month period.

Syngenta - February 8, 2012 / Page 35 of 39

Appendix G: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the year ended December 31, (US$ million)	2011	2010
Opening balance at January 1	1,473	1,802
Debt acquired with business acquisitions and other non-cash items	(26)	51
Foreign exchange effect on net debt	142	(21)
Purchase/(sale) of treasury shares, net	377	246
Distributions paid to shareholders	706	524
Free cash flow	(1,537)	(1,129)
Closing balance at December 31	1,135	1,473

Components of closing balance:
Cash and cash equivalents	(1,666)	(1,967)
Marketable securities(1)	(3)	(16)
Current financial debt	743	992
Non-current financial debt(2)	2,178	2,585
Financing-related derivatives(3)	(117)	(121)
Closing balance at December 31	1,135	1,473

(1)	Long-term marketable securities are included in other non-current financial assets. Short-term marketable securities are included in derivative and other financial assets.

(2)	Included within financial debt and other non-current liabilities.

(3)
Short-term derivatives are included within derivative and other financial assets and derivative financial liabilities. Long-term derivatives are included within derivative financial assets and financial debt and other non-current liabilities.

The following table presents the derivation of the debt/equity gearing ratio for the years ended December 31, 2011 and 2010:

(US$ million)	2011	2010
Net debt	1,135	1,473
Shareholders’ equity	7,494	7,439
Debt/Equity gearing ratio (%)	15%	20%

Syngenta - February 8, 2012 / Page 36 of 39

Appendix H: Cash flow return on investment

Cash flow return on investment is a measure used by Syngenta to compare cash returns to average invested capital.  Gross cash flow used in the calculation comprises cash flow before change in net working capital, excluding interest and other financial receipts and payments.  In 2011 and 2010, accelerated contributions to the defined benefit pension plans were also excluded. Invested capital comprises:

•	total current assets, excluding cash and derivative and other financial assets;

•
total non-current assets, excluding non-current derivative and other financial assets and defined benefit pension assets, and adjusted to reflect the gross book values of property, plant and equipment and intangible assets;

•	total current liabilities, excluding derivative financial liabilities and current financial debt; and

•	deferred tax liabilities.

For the year ended December 31, (US$ million)	2011	2010
Cash flow before change in net working capital	1,921	1,582
Interest and other financial receipts	(312)	(144)
Interest and other financial payments	426	308
Accelerated defined benefit pension plan contributions	125	200
Gross cash flow	2,160	1,946
Total current assets	9,750	9,716
Less: cash	(1,666)	(1,967)
Less: derivative and other financial assets	(269)	(502)
Total non-current assets	7,491	7,569
Add: property, plant and equipment, accumulated depreciation	3,546	3,295
Add: intangible assets, accumulated amortization	2,346	2,796
Less: non-current derivative and other financial assets	(180)	(219)
Less: defined benefit pension assets	(145)	(147)
Total current liabilities	(5,643)	(5,353)
Less: derivative financial liabilities	212	291
Less: current financial debt	743	992
Deferred tax liabilities	(753)	(813)
Invested capital	15,432	15,658
Average invested capital	15,545	15,403
Cash flow return on investment (%)	14%	13%

Syngenta - February 8, 2012 / Page 37 of 39

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company.  For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	cereal herbicide
BICEP II MAGNUM®	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	herbicide for flexible use on broad-leaved weeds for corn
DUAL MAGNUM®	grass weed killer for corn and soybeans
FLEX®	broad spectrum grass and broadleaf herbicide for soybeans
FUSILADE® MAX	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	broad spectrum triazole fungicide
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUS®	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
SEGURIS®	new fungicide with a unique mode action that controls the main European wheat diseases
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVO®	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
AVICTA® COMPLETE	broad spectrum control seed treatment for insects, nematodes, diseases in multiple crops
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
MAXIM®	broad spectrum seed treatment fungicide
VIBRANCE™	new proprietary broad spectrum seed care fungicide with novel root health properties
Professional Products
FAFARD®	global brand for growing media
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
Field Crops
AGRISURE®	new corn trait choices
AGRISURE® VIPTERA™	insect control trait in corn
AGRISURE® ARTESIAN™	high-yield corn hybrids with superior drought resistance characteristics
ENOGEN®	trait for improving ethanol product in corn
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEA®	consumer produce brand for value-added fruits and vegetables in North America
S&G® vegetables	leading brand in Europe, Africa and Asia
ROGERS® vegetables	leading brand throughout the Americas
GoldFisch®	Flowers Professional brand for cuttings assortment
Goldsmith Seeds	Flowers Professional brand for seeds assortment
Yoder®	Flowers Professional brand for chrysanthemum assortment

Syngenta - February 8, 2012 / Page 38 of 39

Addresses for Correspondence

Swiss Depositary	Depositary for ADS	Registered Office

SIX SAG AG	Syngenta AG	Syngenta AG
Syngenta Share Register	c/o The Bank of New York Mellon	P.O. Box
P.O. Box	P.O. Box 358516	CH-4002 Basel
CH-4601 Olten	USA-Pittsburgh	Switzerland
PA 15252-8516

Tel: +41 (0)58 399 6133	Tel: +1 888 253 7068 (within USA) Tel: +1 201 680 6825 (outside USA)	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to Syngenta's publicly available filings with the U.S Securities and Exchange Commission for information about these and other risks and uncertainties.  Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta - February 8, 2012 / Page 39 of 39

SYNGENTA AG
Date:	February 8, 2012	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Corporate Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services